

PUBLIC DOCUMENT

16012189

ES
COMMISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 69369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northill Distribution U.S. .Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 West 40th Street

New York, N.Y. 10019

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 212-916-7450

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

One Penn Plaza, Suite 300, N.Y., N.Y. 10039

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northill Distribution U.S. Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature
CFO

Title



Notary Public

Micah A. Taylor
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in Richmond County
Commission Expires Oct. 02, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHILL DISTRIBUTION US INC.

REPORT ON AUDIT OF THE STATEMENT OF FINANCIAL CONDITION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

NORTHILL DISTRIBUTION US INC.

CONTENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015



BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Northill Distribution US Inc.
New York, New York

We have audited the accompanying statement of financial condition of Northill Distribution US Inc. as of December 31, 2015. The statement of financial condition is the responsibility of Northill Distribution US Inc.'s management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Northill Distribution US Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

New York, New York
February 22, 2016

NORTHILL DISTRIBUTION US INC.
Statement of Financial Condition
December 31, 2015

	2015
ASSETS:	$
Cash	724,448
Accounts receivable from affiliate	66,164
Deferred taxes	165,000
Other assets	56,789
TOTAL ASSETS	1,012,401
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Accounts payable and accrued expenses	413,093
TOTAL LIABILITIES	413,093
Commitments and Contingencies	-
Stockholder's Equity:	
Common stock, shares authorized, no par value, shares issued and outstanding	20
Additional paid-in capital	500,990
Retained earnings	98,298
TOTAL STOCKHOLDER'S EQUITY	599,308
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	1,012,401

See independent auditors' report and notes to financial statements.

NORTHILL DISTRIBUTION US INC.

Notes to Financial Statements

December 31, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Northill Distribution US Inc. (the "Company" or "Northill") was incorporated on May 31, 2013 as a Delaware corporation. It is a wholly owned subsidiary of Northill Capital Holdings Limited ("NCHL" or the "Parent") established under the laws of Jersey, Channel Islands on May 16, 2011 and part of the Northill Capital Group of companies. During 2013 the Company applied to the Financial Industry Regulatory Authority (FINRA) for a license to become a broker/dealer and on January 2, 2015 the application was accepted by FINRA and it became a licensed broker/dealer.

The Company has entered into a cost plus services contract with Northill Capital (Jersey) L.P. ("NCJLP"), an affiliated company, for consulting services (see Note 4). The Company also engages in private placement transactions with institutional and high net worth investors in the United States. It sells the private funds of affiliated investment managers within the Northill Capital Group.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2015, all prior returns are the open federal and state tax years. There were no interest or penalties recorded during the year ended December 31, 2015.

Credit Risk

The only credit risk taken by the Company occurs when cash balances in a bank account exceeds the Federal Deposit Insurance Corporation (FDIC) insurance and when receivables are under collateralized. There have been no losses related to these risks

NORTHILL DISTRIBUTION US INC.

Notes to Financial Statements

December 31, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Note 2 - Net Capital Requirements

As a member of FINRA and registered with the Securities and Exchange Commission the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company does not carry customer accounts nor accept customer funds or securities.

At December 31, 2015 the Company had net capital of $311,355, which was $259,718, in excess of its net capital requirement of $51,637.

Note 3 - Income Taxes

The deferred tax asset is primarily a result of compensation not deductible in the current year. The Company files tax returns with the U.S Federal Government and New York State and City. There were no tax payments made during the year in relation to 2015

NORTHILL DISTRIBUTION US INC.

Notes to Financial Statements

December 31, 2015

Note 4 - Related Party Transactions

The Company provides non-securities business consulting services to the Northill Group of Companies. It has entered into a cost plus services contract with NCJLP. The Company expects to continue earning revenue from consulting services under the terms of this agreement. In addition, both NCJLP and NCHL stand ready to provide additional capital or financial support to the Company if so required. At December 31, 2015 $66,164 was owed to the Company by NCJL.

Note 5 - Commitments and Contingencies

The Company leases office space in a "We Work" facility. It is subject to a short term lease.

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

There are no other material commitments or contingencies. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Defined Contribution Plan

The Company sponsors a defined contribution plan for a key employee.

Note 7 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2015, through February 22, 2016, the date which the financial statements were issued. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements